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                                    EXHIBIT 1


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                                  NO. 95-016749


KINGWOOD LAKES SOUTH, L.P.          Section       IN THE DISTRICT COURT OF
                                    Section
V.                                  Section       HARRIS COUNTY,  T E X A S
                                    Section
GERALD D. MURPHY, ET AL.            Section       151ST   JUDICIAL  DISTRICT


                    PLAINTIFFS', INTERVENORS' AND THIRD PARTY
                  DEFENDANTS' SEVENTH AMENDED ORIGINAL PETITION
                     AND FIFTH AMENDED ORIGINAL COUNTERCLAIM


TO THE HONORABLE TEXAS DISTRICT JUDGE:

     Plaintiffs KINGWOOD LAKES SOUTH, L.P., and Intervenors and Third-Party Defendants TENZER COMPANY, INC. and ANTHONY M. FRANK, file this their Seventh Amended Original Petition and Fifth Amended Original Counterclaim, and hereby complain of Defendants GERALD D. MURPHY, DOUGLAS A. MURPHY, AMERICAN RICE, INC. and ERLY INDUSTRIES, INC., and for cause of action respectfully show as follows:

                                     PARTIES

     1. Kingwood Lakes South, L.P. ("KLS") is a Texas Limited Partnership, with its principal place of business in Los Angeles, California.

     2. Tenzer Company, Inc. ("Tenzer Co.") is a Delaware corporation, with its principal place of business in Los Angeles, California, and is the General Partner of KLS.

     3. Anthony M. Frank ("Mr. Frank") is a resident of Belvedere, California, and is a limited partner in KLS.

     4. Defendant Gerald D. Murphy ("Gerald") is a resident of Los Angeles, California, and a limited partner of KLS. He is also the Chairman of the Board of


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Directors of both ARI and ERLY.  The claims set forth herein against Gerald are made against him both individually and in his capacity as a officer and director of ARI and ERLY. Gerald has appeared and answered herein.

     5. Defendant Douglas A. Murphy ("Douglas") is a resident of Kingwood, Texas and a limited partner of KLS. He is also the President, Chief Executive Officer and a director of ARI, and the President and a director of ERLY. The claims set forth herein against Douglas are made against him both individually and in his capacity as a officer and director of ARI and ERLY. Douglas has appeared and answered herein.

     6. Defendant American Rice, Inc. ("ARI") is a Texas corporation, approximately eighty-one percent (81%) of which is owned by ERLY. ARI has previously appeared herein.

     7. Defendant ERLY Industries, Inc. ("ERLY") is a California corporation, which owns approximately eighty-one percent (81%) of ARI. ERLY has previously appeared herein. Approximately forty-two percent (42%) of ERLY is owned collectively by Gerald and Douglas.

                                BACKGROUND FACTS

     8. The president of Tenzer Co., Mr. Michael L. Tenzer, is a nationally renowned developer of active adult residential communities and single family subdivisions. Over the past 32 years, Mr. Tenzer has served as president and chief executive officer of two major companies in this industry, and he has been integrally involved in the development and construction of more than 65 thousand residences throughout the United States. In particular, Mr. Tenzer's expertise lies in the


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development of large scale active adult communities and single family and multi-
family residential developments.

     9. Friendswood Development Company ("Friendswood") is a substantial real estate developer, headquartered in Houston, Texas. One of Friendswood's successful developments in the Houston area is Kingwood, a large scale master planned community.

     10. For a number of years, Friendswood considered its various options concerning prime property located in Kingwood, comprising approximately 196 acres, and situated contiguous to Kingwood Country Club and its prestigious golf courses. In fact, the property is totally surrounded by nine of the eighteen holes of the Lakes Course. In 1993 Friendswood approached Tenzer Co. concerning the feasibility of developing the 196 acre property as an active adult residential community. This is a type of development which is very different from typical single family developments, or even retirement or senior citizen communities. Thereafter, at great cost and expense, Tenzer Co. investigated the potential for such a project and, in coordination with and through the assistance of Friendswood, created a viable plan for the development of the property into an active adult community which would not only satisfy the specific requirements of Friendswood, but which would hold out the potential for significant profits to Tenzer Co.

     11. On July 1, 1994, Tenzer Co., as purchaser, entered into a Sale and Purchase Agreement with Friendswood (and King Ranch, Inc., a venturer with Friendswood in Kingwood), as seller. The Sale and Purchase Agreement provided for a purchase price of $3.5 million, to be paid in cash at closing, which was to occur on or before December 29, 1994.


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     12.  Tenzer Co. knew that the development of the property would require a substantial investment of capital. Based upon Mr. Tenzer's experience in the industry and the input of highly qualified, third party professionals, a capital structure, which was necessary for the successful development of the property, was formulated. As part of this process, it was determined that the financial success of the project would require approximately $6 million of equity, in addition to all of the substantial sums already expended by Tenzer Co. in investigating the project and assuring that all permits, regulatory approvals, and the like would be available, so that the development could proceed in a legal and practical fashion. After learning of what the necessary capital structure would be, Tenzer Co. began searching for one or more investors to furnish the necessary equity capital. In that regard, Tenzer Co. engaged the services of The Harlan Company, Inc., a New York investment banking firm, to raise equity capital for the project. At the same time, Mr. Tenzer approached various contacts and former business associates who he felt might be interested in investing in the project.

     13. Mr. Tenzer had previously served for 18 years as the chief executive officer and board chairman of Leisure Technology, Inc., a New York Stock Exchange Company, which was a nationwide developer of numerous award-winning active adult residential communities. Until 1984 Defendant Gerald was a major shareholder in Leisure Technology, Inc., and served for 12 years on its Board of Directors. Gerald's investment in Leisure Technology was highly profitable to him.

     14. In July 1994, Mr. Tenzer contacted Gerald to see if he might be interested in investing in Tenzer Co.'s proposed active adult residential community, which Tenzer Co. was then referring to as Kingwood Lakes South. By coincidence, it turned out that


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Gerald's son, Douglas, lived in Kingwood in the very vicinity of Kingwood Lakes
South. Upon learning that both Gerald and Douglas were very interested in the project, Mr. Tenzer met with the Murphys and provided them detailed information, including but not limited to economic projections, financial models and projections and Tenzer Co.'s development plan for an active adult community at Kingwood Lakes South.

     15. Both Gerald and Douglas committed themselves to invest in the project. Although Mr. Tenzer and Gerald and Douglas discussed the possible participation of other equity investors, the Murphys consistently assured Mr. Tenzer that the Murphys desired to provide all of the additional $6 million in equity necessary for the Kingwood Lakes South project. Thereafter, Tenzer Co. and the Murphys informed The Harlan Co., Inc. that the Murphys had committed to make the necessary investment of equity, thereby discouraging The Harlan Co., Inc.'s further efforts to obtain equity investors.

     16. Between August and December 1994, Tenzer Co. and the Murphys negotiated concerning the various rights and obligations they would have with one another in the development of the project. They mutually agreed to consult with lawyers and accountants concerning financial, tax and legal issues. It was determined that a limited partnership would be formed, with Tenzer Co. as general partner and the Murphys as limited partners. This limited partnership would be called Kingwood Lakes South, L.P. Although the parties briefly considered the possibility of forming two distinct business entities, one to acquire and develop the property, install roads, utilities and common areas (site improvements) and the other to construct residential improvements for sale to the public, it was determined and mutually agreed that it would be best to


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have the one limited partnership conduct both the acquisition and development of the project and the construction of all of the homes for sale to the public.

     17. In early December 1994, the Murphys advised Tenzer Co. that, because of other pressing business matters, they had delayed taking steps to arrange the liquidity necessary to make the full amount of their committed investment of $6 million cash by the scheduled December 29, 1994, closing date with Friendswood. As a result, the parties met with representatives of Friendswood to renegotiate the terms upon which the real property could be acquired. In that regard, Friendswood agreed to modify the Purchase and Sale Agreement, so that the purchase price would not be required to be paid in a lump sum cash amount at closing. The amended Purchase and Sale Agreement provided for payment of the purchase price with a downpayment in the cash amount of $1 million plus the delivery of a promissory note in the amount of $2.22 million, which would be secured by a first lien upon the property. In addition, Friendswood offered to modify the Purchase and Sale Agreement so as to reduce the amount of the purchase price and to contribute 30,000 cubic yards of qualified fill (soils) material at no cost, to offset additional unanticipated site improvement costs, in connection with the land development, as a result of an October 1994 flood.

     18. In December 1994, with the concurrence of the Murphys, Tenzer Co. contacted Mr. Frank, who also was formerly on the board of Leisure Technology, concerning the opportunity to invest in Kingwood Lakes South. In that regard, Mr. Frank was provided with detailed information concerning the proposed project, which included economic projections and financial models and projections. Thereafter, Mr. Frank agreed to invest the sum of $500,000 cash toward the required aggregate equity


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of $6.6 million (including the $600,000 invested by Tenzer Co.), and that he would receive a proportionate limited partner interest in KLS for his equity investment.

     19. Tenzer Co. prepared new financial projections, referred to as Financial Run 7.0, based upon the modified sales contract, and these projections were provided to the Murphys and Mr. Frank.

     20. It was agreed among the parties that, at the time of the acquisition of the property from Friendswood by KLS in late December 1994, Mr. Frank would fund his entire cash commitment of $500,000.00, the Murphys would fund $2 million of their aggregate cash commitment of $5.5 million (with the balance of $3.5 million being funded within several months of the closing of the acquisition of the property), and Tenzer Co. would contribute the Purchase and Sale Agreement and all appurtenant rights to the contract, including all entitlements which had been obtained by Tenzer Co. The lawyers selected by the Murphys for the venture, Nathan, Wood & Sommers (who are also attorneys for ARI), then prepared another revision to a draft of the proposed limited partnership agreement (which had been the subject of active negotiation between the parties for several months), to show the new capital contribution schedule. This revised draft of the proposed limited partnership agreement was circulated to all of the parties by the lawyers. On or about December 18, 1994, Mr. Frank inquired of Gerald whether he was committed to the project and whether he and Douglas were in fact going to make their capital contribution. Gerald represented to Mr. Frank that he and Douglas had conducted "due diligence" and were convinced that the project, as proposed by Tenzer Co., was sound. Gerald assured both Mr. Frank and Tenzer Co. that he and Douglas were firmly committed to the project and that the initial portion of their capital contribution,


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in the amount of $2 million, would be funded in cash at the upcoming closing, scheduled several days later, as agreed.

     21. On or about December 20, 1994, Mr. Tenzer and Ms. Melanie May, executive vice-president of Tenzer Co., traveled to Houston from Los Angeles to finalize the execution of the Agreement of Limited Partnership, so as to evidence the agreement reached by Tenzer Co., the Murphys, and Mr. Frank, as well as to close the acquisition of the real property. Mr. Tenzer and Ms. May arrived in Houston on December 21, 1994, the day before the closing with Friendswood was scheduled. The day before arriving in Houston, they had been requested by Gerald to meet with the Murphys at the corporate headquarters of ARI early on December 22, 1994, the date scheduled for the closing with Friendswood. When Mr. Tenzer and Ms. May arrived at the early morning meeting, the Murphys informed them for the first time that, notwithstanding their numerous confirmations of their commitment to furnish cash for the closing of the land purchase, they did not, in fact, have in available and ready funds the initial $2 million cash portion of their total equity capital commitment of $5.5 million.

     22. The failure by the Murphys to arrange to have their committed funds available placed Tenzer Co. in an exigent situation. Unless a solution could be reached, insufficient funds would be available to pay the cash downpayment to Friendswood and to cover the projected operational costs during the first months of the project. Without the Murphys' promised funds, Tenzer Co.'s Purchase and Sale Agreement with Friendswood would expire a few days later on December 30, 1995, causing Tenzer Co. to lose all of the benefit and value which had been created by its hard work and expenditure of substantial sums of money. This urgent situation was created solely because of the


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failure of the Murphys to contribute their committed funds, in accordance with their agreements, and their abject failure to disclose the truth of the situation at any time prior to the day of closing.

     23. After Mr. Tenzer signed all final closing documents, with Gerald in attendance, at an escrow closing at the title company, Friendswood agreed to a short delay in the actual funding. Douglas agreed to contribute $500,000, no later than the following week so as to cover, when combined with Mr. Frank's contribution, the $1 million downpayment required to close with Friendswood. Douglas also agreed to contribute an additional sum of $500,000.00 within several weeks of closing, so as to enable KLS to continue with ongoing engineering and architectural services, among other operations, within the time frames included in the development plan of Tenzer Co. and financial projections for the project as prepared by the outside financial consultants.

     24. Because of the disconcerting, unanticipated last minute disclosure by the Murphys of their inability to honor their financial commitments to the project, notwithstanding Mr. Tenzer's prior good relationship with Gerald, Tenzer Co. became concerned with whether the Murphys could be trusted to honor their commitments. In order to assure Tenzer Co., and to induce it to contribute the Purchase and Sale Agreement to a venture to include the Murphys, Gerald agreed to execute and deliver to KLS his unconditional Promissory Note in the amount of $1.5 million, payable on or before March 22, 1995. Additionally, Gerald agreed to secure payment of such Promissory Note with an unconditional pledge to KLS of 333,333 shares owned by him in ERLY, a public company. Gerald also executed a stock power for the entire block of shares of ERLY, so that upon a default in payment of the Promissory Note, KLS could


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immediately sell the shares, which it was holding as collateral, for cash to maintain operations of KLS. In his capacity as an officer and director of ERLY, Gerald Murphy promised to obtain for KLS, and later did obtain, a written opinion by ERLY's legal counsel that KLS would be entitled to enforce the Pledge Agreement in accordance with its terms. (Plaintiffs later discovered that both Gerald Murphy and ERLY were misleading KLS: they omitted to state that they, ARI, and Douglas Murphy would do all they could to prevent KLS's enforcement of
the Pledge Agreement.)   Moreover, both of the Murphys acted apologetic and
continued to assure Tenzer Co. that they were firmly committed to the project, that they had the financial wherewithal and intent to fund all their financial obligations, and that their current failure was simply the result of further delays and inattention by them, resulting from unrelated business and personal occurrences.

     25. Based upon these excuses, as well as the continued assurances by the Murphys that they would honor their agreement, and the evidence thereof demonstrated by the execution by Gerald of the Promissory Note, Pledge Agreement, and Stock Power, Tenzer Co. joined with Mr. Frank in entering into a written Limited Partnership Agreement, Mr. Frank contributed $500,000, and Tenzer Co. contributed the Purchase and Sale Agreement and all the property entitlements to KLS, the resulting limited partnership.

     26. The Agreement of Limited Partnership of KLS (the "Partnership Agreement"), was executed on or about December 22, 1995. In paragraph 3.1(b) of the Partnership Agreement, the Murphys agreed that: (a) Gerald would deliver the Promissory Note in the amount of $1.5 million to KLS; (b) Douglas would make the


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initial $500,000 cash contribution, which was required to close the acquisition of the property; and (c) Douglas and Gerald would "collectively commit, covenant, and agree to contribute . . ., [an additional] $3,500,000.00" (or such lesser amount as Tenzer Co. and the Murphys might agree would be necessary) "as and when called for by [Tenzer Co.], but in any event prior to the closing of the Acquisition and Development Loan." The partnership agreement includes
Exhibit "D", commonly known as Run 7.0.   In the alternative, Exhibit "D" was
not an essential part of the partnership agreement, or Run 7.0 was not included as a part of the partnership agreement because of mutual mistake and/or accident, and the agreement should be reformed to include Run 7.0 as Exhibit "D".

     27. After Tenzer Co. assigned to KLS the Purchase and Sale Agreement, KLS acquired the real estate from Friendswood by paying the downpayment and executing the purchase money promissory note. Thereafter, Tenzer Co. began the process of obtaining an Acquisition and Development Loan for KLS. To facilitate the acquisition of such debt capitalization, additional engineering and architectural work was necessary. The Murphys were fully apprised on numerous occasions of this situation by Tenzer Co. and of the adverse consequences which would result from delays in that regard. It was anticipated that such professional costs would be funded out of the $500,000 which Douglas stated would be available within a few weeks after closing.

     28. After the passage of several weeks after closing, the Murphys still had not delivered the $500,000 portion of their aggregate, agreed capital contribution so as to enable KLS to proceed in a timely manner with the ongoing professional work necessary to enhance KLS's ability to obtain an Acquisition and Development Loan. Mr. Tenzer placed numerous telephone calls to Douglas, who failed and refused to return any of such


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calls.  Moreover, Tenzer Co. advised both of the Murphys in writing of KLS'
urgent need for cash, and that the lack thereof would bring about dire consequences to KLS. Finally, on February 8, 1995, Douglas wrote Mr. Tenzer, acknowledging the urgency of the liquidity problem and informing him of Douglas' efforts to borrow the agreed capital contribution. Douglas also inquired at that time concerning the status of KLS' efforts to obtain an Acquisition and Development Loan. Upon receipt of such request, Tenzer Co. immediately provided both of the Murphys with a full and complete written report detailing the status of negotiations with various possible acquisition and development lenders. Tenzer Co. also reiterated that the equity to be provided by the investors was essential to the loan application process.

     29. Ultimately, Tenzer Co. called upon Gerald and Douglas to make the full amount of their additional agreed capital contribution of $5.0 million, which was needed by KLS in order to obtain an Acquisition and Development Loan. Notwithstanding this, the Murphys failed to make their agreed capital contributions or any further portion thereof. The $5 million is the total of the $3.5 million commitment of Gerald and Douglas jointly, plus the $1.5 million Promissory Note executed by Gerald and which matured on March 22, 1995.

     30. The failure by the Murphys to make their agreed capital contributions caused KLS to be unable to obtain an Acquisition and Development Loan and a Construction Loan by June 30, 1995. The Murphys were well aware of this fact. Moreover, they knew that, pursuant to paragraph 10.1 of the Partnership Agreement, their failure to contribute the agreed capital could bring about a dissolution of KLS.


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     31.  In fulfilling its fiduciary duties, Tenzer Co. brought suit on behalf of KLS against Gerald, upon his default in payment of the Promissory Note when it matured on March 22, 1995. Immediately thereafter, the Murphys, acting in their capacity as officers and directors of ARI and ERLY, and with the approval of the Board of Directors and the Executive Committee of ARI, caused ARI and ERLY to join them in bringing suit in Brazoria County, Texas (the "Brazoria County Suit"), a jurisdiction which had no relationship to any of the parties or the project, and in obtaining an ex parte order restraining KLS from selling the ERLY stock which had been pledged as collateral for Murphy's Promissory Note. The involvement by ARI and ERLY was part of these corporations' desire and plan that the Murphys not make their agreed capital contributions to KLS. The Murphys, ARI and ERLY also brought suit against Tenzer Co. and Mr. Tenzer, individually. ARI and ERLY had no standing to complain of any conduct or anticipated conduct by KLS, Tenzer Co. or Mr. Tenzer. The Brazoria County Suit was an abuse of process designed to interfere with KLS' ability to enforce its Pledge Agreement. ARI and ERLY's willingness to file such a lawsuit (and to assist Gerald Murphy in obtaining an order stopping the foreclosure sale) induced the Murphys not to perform their obligations to pay the capital
contributions owing to KLS.   In order to avoid the cost and inconvenience of a
multiplicity of suits, and possible unfair prejudice resulting from a proceeding in an unrelated, rural county, KLS elected to agree to the entry of a temporary injunction as a trade-off to a transfer of the Brazoria County Suit to Harris County.

     32. In the Brazoria County Suit, the Murphys and ERLY and ARI first revealed that the foreclosure by KLS of the ERLY stock securing payment of Gerald Murphy's


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Promissory Note would adversely affect ARI and ERLY.  According to the Original
Petition filed by ARI, ERLY and the Murphys, and sworn to by Douglas Murphy, "the sale of said stock would place American Rice, Inc. in technical default of its financing and it would materially interfere with the ongoing re-financing which would cost American Rice, Inc. over $9 million a year." As directors and officers of ERLY and ARI, the Murphys knew about the effect of a foreclosure sale of the stock upon ERLY and ARI, and they knew that they and ARI and ERLY would resist the enforcement of Gerald Murphy's pledge of the stock. In the Pledge Agreement, Gerald Murphy represented that the pledged stock was not subject to any restriction on transfer or assignment, and that he had the unrestricted right to pledge the stock (See Section 2.01 of the Pledge Agreement). In addition, Gerald Murphy represented that the Pledge Agreement created a first priority perfected security interest in the stock, and that there were no conditions precedent to the effectiveness of the agreement that had not been fully and permanently satisfied (see Section 2.04 of the Pledge Agreement). Both the Murphys and ARI and ERLY knew that Plaintiffs believed Gerald Murphys' pledge to be both enforceable and effective (especially based on the opinion letter obtained by Gerald Murphy as an officer and director of
ERLY), and that the partnership could rely upon the pledge to secure Gerald Murphy's obligation. The Murphys and ARI and ERLY had a duty to disclose (and misled Plaintiffs by omitting to disclose) their intent to oppose any foreclosure sale by filing suit and seeking an order stopping the sale. If the statements in the Brazoria County Suit were true, the Murphys had a conflict of interest between their duties to ARI and ERLY as its officers and directors (to oppose any foreclosure sale) and their duties to the Partnership (to permit a foreclosure sale, pursuant to their agreement) which they


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should have disclosed to KLS and to their partners.  Gerald Murphy pledged the stock without any intent to perform his obligations thereunder. The Murphys' failure to disclose their conflict of interest as ERLY and ARI's officers and directors and to disclose the difficulty KLS would have in enforcing the pledge constitutes fraud. Gerald Murphy's misrepresentations in the Pledge Agreement, along with his execution of the Pledge Agreement without any intent to perform it, also constitute fraud, both by the Murphys and by ARI and ERLY. The Murphys' and ARI and ERLY's fraud induced Tenzer Co. to accept the Promissory
Note in lieu of the previously agreed cash contribution, and to accept the stock as security for the Promissory Note. The Murphys' and ARI and ERLY's duties to disclose these facts arose because of the Murphy's relationship to Tenzer Co. and Frank as partners, because of the Murphys' conflict of interest as officers and directors of ARI and ERLY, because of knowledge by the Murphys, ARI and ERLY of the assumptions of KLS with regard to the enforceability and effectiveness of the Pledge Agreement, because of the matters actually stated by Gerald Murphy, and because of the opinion letter promised and obtained by Gerald Murphy as an officer and director of ARI and ERLY.

     33. The Murphys also failed to disclose certain ongoing investigations against ARI, which could substantially impact the market price of the ERLY stock given as security for Gerald's promissory note payable to KLS. After formation of the partnership, Tenzer Co. learned that ARI was again under investigation by the federal government. On information and belief, the gravamen of such investigation is that ARI may have violated laws of the United States by trading with its enemies, including the countries of Iran and/or Iraq.


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     34.  When KLS was formed in late December 1994, it was agreed that an annual operating plan for 1995 would be submitted to the partners by the end of March 1995. Such plan was to include, among other things, an operating budget for 1995. It was originally contemplated that, as a result of post-formation engineering and architectural work, Tenzer Co. would be in a position to further quantify the cost estimates contained within Financial Run 7.0 which was delivered to the prospective partners in December 1994. When it became apparent that the Murphys were not going to honor their contractual financial commitments, in March 1995 Tenzer Co. prepared a 1995 operating plan, based upon the original cost estimates contained in Financial Run 7.0, and distributed it to the Murphys and Mr. Frank. Thereafter, the Murphys purported to raise numerous objections to the 1995 operating plan and informed Tenzer Co. that they did not approve of it. Mr. Frank made no objections.

     35. The Murphys' purported disapproval of the 1995 operating plan submitted by Tenzer Co. was in bad faith and in breach of their fiduciary duties owed to KLS and their partners. The purported objections raised by the Murphys were spurious, as indicated by the fact that many of such objections went to fundamental and integral facets of the project which had existed since the very first day on which Tenzer Co.'s development plan was submitted to the Murphys for consideration. The Murphys made these objections to hide the fact that they were unwilling to meet their financial obligations to KLS, which they were unable to do without selling their stock in ERLY. Because selling the stock might result in a harmful change of control of the ownership of ARI and ERLY, those companies and the Murphys (acting as officers and directors of ARI and ERLY) decided that the Murphys should default in their obligations to KLS. ARI


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and ERLY both induced the Murphys to default and helped justify the default with bad faith objections to the 1995 operating plan, formulated by lawyers hired and paid for by ARI and/or ERLY.

     36. The Murphys have claimed that KLS has dissolved according to the terms of the Partnership Agreement, and that their liability is therefore limited so as not to include post dissolution lost profits. If it is found that the Partnership dissolved, then the dissolution was wrongful, caused by the Murphys' breaches of the Partnership Agreement. The Murphys are therefore estopped from relying upon the dissolution in order to limit their damages.

     37. In the Pledge Agreement, Gerald Murphy also promised to forward any stock dividends from the pledged stock to KLS, are of Tenzer Company. Gerald Murphy has since received a 15% stock dividend, which he has failed to send to KLS. Despite the provisions of the Pledge Agreement, the officers and directors of ERLY failed to send the stock dividend to KLS, as requested by KLS. The actions of ERLY (through its officers and directors) and Gerald Murphy (taken as a director and officer of ERLY) were taken in concert with one another, and constitute breach of contract by Gerald Murphy, tortious interference with contract by ERLY, and both conspiracy and conversion by both Gerald Murphy and ERLY.

     38. Gerald Murphy and Douglas Murphy acted in their capacities as directors and officers of ERLY and ARI in breaching their duties to Plaintiffs, in misleading Plaintiffs concerning the Pledge Agreement, and in causing ARI and ERLY to interfere with the contracts between the Plaintiffs and the Murphys.
The Murphys had actual,


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implied, and apparent authority to act on behalf of ERLY and ARI, and ERLY and
ARI approved and/or have ratified the actions of the Murphys taken on their behalf.

                                CAUSES OF ACTION
                              BREACHES OF CONTRACT

     39. Paragraphs 1 through 35 above are incorporated herein by reference for all purposes. Gerald and Douglas have breached their contractual obligations, which are oral, contained within the partnership agreement, and contained within the Promissory Note. Plaintiffs and Counterclaimants have been damaged by such breaches in an amount far in excess of the minimum jurisdictional limits of this court. All such damages were proximately caused by the breaches of the contracts and were foreseeable by the Murphys. Judgment for such damages is requested from the Murphys, jointly and severally.

     40. The written and oral agreements on which this suit is brought are unambiguous and entitle Plaintiffs and Counterclaimants to the relief requested herein.

                          BREACHES OF FIDUCIARY DUTIES

     41. Paragraphs 1 through 35 above are incorporated herein by reference for all purposes. As a result of their partnership relationship, the Murphys owed Plaintiffs and Counterclaimants the highest of fiduciary duties. In addition, a special relationship of trust and confidence existed, which imposed upon the Murphys the duty of utmost good faith and loyalty, the duty of full disclosure and fair dealing, and the duty of placing the interests of KLS and their fellow partners above their own interests or those of ERLY and ARI. In wanton violation of their duties, the Murphys concealed and misrepresented material information about their financial circumstances and the potential for a conflict of interest with respect to ERLY and ARI. Moreover, the Murphys made false promises and falsely represented that they would participate in the Kingwood Lakes South project and provide the necessary equity capital. Specifically, but not by way of limitation, the Murphys refused to carry out their duty to provide equity capital, while at the same time refusing to cooperate with the efforts of Tenzer Co. to advance the interests of KLS by raising spurious, bad faith objections to the 1995 operating plan. This conduct by the Murphys unreasonably and unfairly impaired efforts to obtain an Acquisition and Development Loan, which was necessary to the ultimate success of the venture. The Murphys placed their own interests before those of KLS and their fellow partners. The breaches by the Murphys of their duties to Plaintiffs and Counterclaimants were in their capacity as officers and directors of ERLY and ARI, and proximately caused damages which are substantially in excess of the jurisdictional limits of this court, and for which recovery is requested from the Murphys jointly and severally.

           ACTUAL AND/OR CONSTRUCTIVE FRAUD (STATUTORY AND COMMON LAW)

     42. Paragraphs 1 through 35 above are incorporated herein by reference for all purposes. By their misrepresentations, false promises, failures to disclose material information, and by their other wrongful conduct in taking advantage of and breaching the obligations of their confidential and fiduciary relationships, the Murphys have committed actual and/or constructive frauds upon Plaintiffs and Counterclaimants, which have proximately caused damages for which recovery is requested from the Murphys jointly and severally. Without limitation, the Murphys specifically misrepresented their intent and ability to provide at least $5.5 million in equity capital. Furthermore, as set forth in paragraph 32, although owing a duty to do so, the Murphys omitted and failed to disclose the fact that a sale of Gerald's stock in ERLY would be adverse to the interests of ERLY and ARI and thereby place Gerald and Douglas in a conflict of interest position. Such representations were false, made with knowledge of their falsity, and to induce Counterclaimants to enter into a limited partnership agreement with the Murphys. In making their representations, and in failing to disclose important facts, the Murphys were acting as officers and directors of ARI and ERLY. Counterclaimants reasonably and justifiably relied upon these representations to their detriment and were damaged thereby. Likewise, the failures by the Murphys to disclose material information was relied upon reasonably and justifiably by Counterclaimants to their detriment and damage. Counterclaimants seek recovery for the Murphys' actions pursuant to both common law fraud and Chapter 27 of the Texas Business and Commerce Code, regarding fraud in connection with real estate transactions.

                               PROMISSORY ESTOPPEL

     43. Paragraphs 1 through 35 above are incorporated herein by reference for all purposes. In addition or alternatively to the foregoing, Plaintiffs and Counterclaimants have reasonably relied to their detriment on the continuing agreements, promises and representations of the Murphys, including without limitation, the representation and promise that the Murphys would provide the equity capital needed by KLS in the amount of $5.5 million. The Murphys are equitably estopped by their representations and conduct from denying their obligation to participate in the Kingwood Lakes South project and their duty to provide the equity capital needed therefor or otherwise from denying their liability for all of the losses, damages, expenses, interests and benefits as claimed herein. Injustice can only be avoided by enforcing these promises.

              KNOWING PARTICIPATION IN BREACHES OF FIDUCIARY DUTIES

     44. Paragraphs 1 through 35 above are incorporated herein by reference for all purposes. Defendants ARI and ERLY had knowledge of the partnership and fiduciary relationships between Counterclaimants and the Murphys. In fact, in their capacities as officers and directors of ERLY and ARI, the Murphys consulted with legal counsel to ARI and ERLY in connection with furnishing a legal opinion as to the validity of Gerald's Pledge Agreement. Despite knowledge of the fiduciary relationship, Defendants ARI and ERLY actively and knowingly assisted in the breach of the fiduciary obligations owed by the Murphys.

     45. In addition or in the alternative, Defendants ARI and ERLY knew that Counterclaimants and the Murphys shared a relationship of trust and confidence which generated a fiduciary obligation. Despite knowledge of this relationship and these fiduciary obligations, Defendants ARI and ERLY actively and knowingly assisted in the breach of the fiduciary obligations owed by the Murphys.

     46. ARI and ERLY acted through their officers and directors in providing active and knowing assistance in the breaches by the Murphys of their fiduciary obligations. ARI and ERLY are therefore liable for all damages sustained.

                           TORTIOUS INTERFERENCE WITH
                         CONTRACT AND BUSINESS RELATIONS

     47. Paragraphs 1 through 35 above are incorporated herein by reference for all purposes. In an effort to further their own interests, ARI and ERLY, through their officers and directors, wilfully, intentionally, and deliberately interfered with the contractual and/or business relationships between Plaintiffs and Counterclaimants and the Murphys. ARI and ERLY were successful in inducing the Murphys to breach their contracts with Plaintiffs and Counterclaimants, or in making performance of those contracts more difficult. As a proximate result of this interference, Plaintiffs and Counterclaimants suffered damages in excess of the minimum jurisdictional limits of this court.

                                CIVIL CONSPIRACY

     48. Paragraphs 1 through 35 above are incorporated herein by reference for all purposes. ARI and ERLY conspired with Douglas Murphy and Gerald Murphy, with the joint objective of preventing the Murphys from having to sell any of their stock in ERLY and ARI, and to prevent the Partnership from foreclosing on the pledged shares of ERLY. In order to achieve this objective, ARI and ERLY hired attorneys to help the Murphys make spurious objections to the Annual Operating Plan, joined with the Murphys in filing a frivolous lawsuit in Brazoria County, in which they obtained a temporary restraining order stopping the partnership from foreclosing on Gerald Murphy's stock. The spurious objections to the Annual Operating Plan were unlawful, because they were breaches of the Murphys' fiduciary duties of loyalty to the Partnership and the duty the Murphys had to exercise any rights and powers in the conduct of the Partnership business in good faith and in a manner the Murphys reasonably believed to be in the best interest of the Partnership. The lawsuit was also an unlawful act, because it was a wrongful method of interference, and because it was a violation of the Murphys' duty of loyalty to the Plaintiffs. In conspiring with ARI and ERLY, the Murphys acted in their capacities as officers and directors of ARI and ERLY. The Plaintiffs were damaged by the conspiracy between ARI, ERLY and the Murphys in the amount of the capital contributions the Murphys failed to make, the promissory note Gerald Murphy failed to pay, and the profits lost on the Kingwood project. These damages are in excess of the minimal jurisdictional limits of this Court.

                                   CONVERSION

     49. Paragraphs 1 through 35 above are incorporated herein by reference for all purposes. By failing to send KLS the stock dividend issued by ERLY in connection with the stock pledged by Gerald Murphy, both ERLY and Gerald Murphy converted the stock dividends. Gerald Murphy acted in his capacity as an officer and director of ERLY in converting the stock dividend. As a proximate result of this conversion, Plaintiffs and Counterclaimants suffered damages in excess of the minimum jurisdictional limits of this Court.

                               WRONGFUL INJUNCTION

     50. Paragraphs 1 through 35 above are incorporated herein by reference for all purposes. In obtaining a temporary restraining order and an injunction, ARI, ERLY, and the Murphys wrongfully enjoined KLS from foreclosing on the ERLY stock. In doing so, the Murphys acted in their capacities as officers and directors of ARI and ERLY. As a proximate result of the temporary restraining order and injunction, Plaintiffs and Counterclaimants suffered damages in excess of the minimum jurisdictional limits of this Court.

                       ACTUAL AND/OR CONSEQUENTIAL DAMAGES

     51. The wrongful conduct of Defendants set forth above has resulted in substantial damages to Plaintiffs and Counterclaimants. Gerald Murphy owes the $1.5 million note, and both of the Murphys owe the $3.5 million capital contribution. Tenzer Co. has been damaged because the wrongful conduct of Defendants has rendered it impossible for KLS to reimburse Tenzer Co. for expenses and fees to which it would have been entitled but for such wrongful conduct. The expenses incurred by the partnership and the net profits which would have been distributable to the partners are in excess of $15 million, all of which has been lost as a result of the wrongful conduct of Defendants. Counterclaimants would have been entitled to approximately 60% of such profits which have been lost. Accordingly, the damages sought herein from Defendants are substantially in excess of the minimum jurisdictional limits of this Court.

                                PUNITIVE DAMAGES

     52. Paragraphs 1 through 35 are incorporated herein by reference for all purposes. Plaintiffs seek a recovery of punitive damages against ARI and ERLY because ARI and ERLY interfered with the contracts between the Murphys and Plaintiffs with actual malice to Plaintiffs, and because ARI and ERLY willfully or maliciously assisted the Murphys in breaching their fiduciary duties to Plaintiffs. ARI and ERLY persuaded and assisted the Murphys not to sell stock in ERLY, which ARI and ERLY knew was the only way the Murphys could pay the money they owed to the Partnership. In addition, ARI and ERLY knew of the Pledge Agreement, and had even instructed their attorney to give an opinion letter to the Plaintiffs stating that the Pledge Agreement was enforceable. In a fraudulent effort to relieve the Murphys of the need to sell the stock in ARI and ERLY, ARI and ERLY hired and paid a team of lawyers to help the Murphys make spurious objections to the Annual Operating Plan. ARI and ERLY also filed a frivolous lawsuit against the Partnership in Brazoria County, Texas seeking and obtaining a temporary restraining order stopping the Partnership from selling the stock pursuant to the Pledge Agreement. ARI and ERLY have funded almost all of the litigation costs of the Defendants in this case, in an effort to continue helping the Murphys avoid their obligations to the Partnership. ARI and ERLY have acted willfully and with malice (i.e., ill will, spite, evil motive, or purpose to injure another) toward Plaintiffs: ARI and ERLY acted while knowing of the Murphys' obligations to the Partnership and knowing the damage that would result to the Partnership if the Murphys broke their promises. ARI and ERLY had no interest in or relationship with the Partnership; their actions were solely those of third parties meddling for their own interest or to help the Murphys evade responsibility for their actions. In this case, ARI and ERLY admit that they did not want the Murphys to sell stock because it would have affected ARI and ERLY's attempt to obtain loans and to prevent defaults under loans.

     53. Plaintiffs also seek a recovery of punitive damages against Gerald Murphy and Douglas Murphy, because their breaches of fiduciary duty and the other torts listed herein were committed knowingly, intentionally, maliciously and/or in wanton disregard of the rights of Plaintiffs.

     54. Due to the egregious nature of the conduct of the Defendants, and considering the financial status of the Defendants, punitive damages should be awarded against each of them, in an amount to be set by the trier of fact, sufficient to fulfill the public policies of deterring them from similar conduct in their relations with others and of setting an example to others similarly situated that such conduct will not be tolerated in the market place. All causes of action (except those relating to the stock dividend) giving rise to such an award accrued prior to September 1, 1995.

                                 ATTORNEYS' FEES

     55. Pursuant to Article 38 of the Texas Civil Practice and Remedies Code, Chapter 27 of the Texas Business and Commerce Code, and the terms of the various agreements (the $1.5 million Promissory Note and the Pledge Agreement), Plaintiffs and Counterclaimants are entitled to recover from the Murphys their reasonable and/or necessary attorneys' fees.

                              CONDITIONS PRECEDENT

     56. All conditions precedent to the relief requested herein have been performed or have occurred.

     WHEREFORE, Plaintiffs and Counterclaimants pray that, after final trial hereof, they recover judgment against Defendants, jointly and severally, for all of their actual and consequential damages, for punitive damages, for reasonable attorneys' fees, for pre-judgment and post-judgment interest, for costs of court, expert witness fees, deposition copy costs, and for such other and further relief as to which they may be justly entitled.


                              Respectfully submitted,

                              DOW, COGBURN & FRIEDMAN, P.C.



                              By:
                                 --------------------------------
                                   B. Edward Williamson
                                   State Bar No. 21616400
                                   9 Greenway Plaza, Suite 2300
                                   Houston, Texas  77046
                                   (713) 626-5800
                                   (713) 940-6099 (Fax)

                              ATTORNEYS FOR Plaintiffs
                              AND COUNTERCLAIMANTS

                             CERTIFICATE OF SERVICE

     I hereby certify that a true and correct copy of the above and foregoing has been forwarded via certified mail, return receipt requested to Larry Knippa, Knippa & Kral, 1221 McKinney, Suite 950, Houston, Texas 77010; Mr. Brit T. Brown, Bell & Murphy, 1300 Post Oak Blvd., 20th Floor, Houston, Tx 77056-3095; and Mr. Glenn R. Legge, Legge, Farrow, Kimmitt & McGrath L.L.P., One Westheimer Plaza, 5718 Westheimer, Suite 1850, Houston, TX 77057 on this _______ day of __________________, 1996.


                              -----------------------------------